Mail Stop 4561

February 26, 2010

Tyler Wall
Vice President and General Counsel
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110

> **Re: Brocade Communications Systems, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed December 14, 2009**
> **File No. 000-25601**

Dear Mr. Wall:

        We have completed our review of the above referenced filing and have no further comments at this time.

                                                  Sincerely,

                                                  Barbara C. Jacobs
                                                  Assistant Director

cc: <u>Via facsimile to: (650) 493-6811</u>
         Katharine A. Martin, Esq.
         Wilson Sonsini Goodrich & Rosati